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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN A STATEMENT FILED
PURSUANT TO RULE 13d-1(a)

GTx, Inc.

(Name of Issuer)

Comm Stock, Par Value $.001

(Title of Class of Securities)

40052B108

(CUSIP Number)

J. R. Hyde, III
17 West Pontotoc Ave., Suite 200
Memphis, TN 38103
(901) 685-3411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
(901) 543-5900

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 40052B108			Page 1 of 5

1.	Name of Reporting Person: J. R. Hyde, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,813,722

		8.	Shared Voting Power: 1,027,023

		9.	Sole Dispositive Power: 9,813,722

		10.	Shared Dispositive Power: 1,027,023

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,840,745 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 36% based on 30,166,133 shares outstanding on October 17, 2005

14.	Type of Reporting Person (See Instructions): IN

2

Item 1. Security and Issuer.
     This statement relates to the common stock, $.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 3 N. Dunlap, Van Vleet Building, Memphis, Tennessee 38103.
Item 2. Identity and Background.
(a)	The name of the person filing this statement is J. R. Hyde, III (“Mr. Hyde”), with respect to shares of Common Stock of GTx, Inc.

(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103.
(c)	Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hyde is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of this Statement is hereby supplemented and amended as follows:
     On October 11, 2005, the Company entered into an underwriting agreement to sell shares of Common Stock in an underwritten public offering. The offering closed on October 17, 2005. Mr. Hyde, directly or indirectly, purchased 1,250,000 shares of Common Stock from the Underwriters at the public offering price of $7.80 per share. The 500,000 shares purchased by Pittco Investment, L.P. were purchased with cash on hand and no funds were borrowed for such purpose. The 750,000 shares of Common Stock purchased by Mr. Hyde individually were purchased with personal funds. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.
Item 4. Purpose of Transaction.
     Mr. Hyde and each of the parties described acquired the shares of Common Stock for investment purposes, and Mr. Hyde and each party intend to evaluate the performance of such securities as an investment in the ordinary course of business. Neither Mr. Hyde nor any of the parties described has any plans or proposals, which relate or could result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The approximate percentage of shares of Common Stock beneficially owned by Mr. Hyde is based on 30,166,133 shares outstanding which is the total number of shares of Common Stock outstanding as of October 17, 2005. As of October 17, 2005, Mr. Hyde beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 10,840,745 of the Common Stock (does not include 216,462 shares held by Mr. Hyde’s spouse, as to which he disclaims beneficial interest pursuant to Rule 13d-4), constituting approximately 36% of the shares outstanding.

(b)	Shares beneficially owned.
(i)	Mr. Hyde has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 8,754,001 owned individually; 91,628 shares held indirectly by Pittco Associates, L.P.; 677,000 shares held indirectly by Pittco Investment, L.P.; and 291,093 shares held indirectly by Memphis Biomed Ventures I, L.P.

(ii)	Mr. Hyde shares the power to vote or direct the vote and the power to dispose of 794,800 shares held indirectly by trusts for the benefit of Mr. Hyde’s children (“Family Trusts”); and 232,223 shares held indirectly in a Grantor Retained Annuity Trust (“GRAT”).

(iii)	As the trustee of both the GRAT and the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote and dispose of shares beneficially owned by Mr. Hyde. Mr. Pontius is the president of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 200, Memphis, TN 38103. Mr. Pontius is a citizen of the United States.

(iv)	During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Hyde are set forth in Item 3 above.
(d)	Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 216,462 shares of Common Stock she owns.

(e)	Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not Applicable
Item 7. Material to be filed as Exhibits.
     Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2005

/s/ J. R. Hyde III
J. R. Hyde, III